

January 25, 2022

H. Andrew DeFerrari
Senior Vice President and Chief Financial Officer
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

> **Re: Dycom Industries, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2021**
> **Filed March 5, 2021**
> **File No. 001-10613**

Dear Mr. DeFerrari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended January 30, 2021

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies and Estimates
Accounts Receivable, Net, page 51

1. We note that your accounts receivable include unbilled accounts receivable. You disclose that unbilled accounts receivable represent amounts for which you have an unconditional right to receive payment, although invoicing is subject to the completion of certain processes or other requirements. You further disclose that such requirements may include the passage of time, completion of other items within a statement of work, or other contractual billing requirements. Please clarify for us what is meant by completion of other items within a statement of work and other contractual billing requirements. Further, please clarify how those processes and requirements are consistent with your determination that you have an unconditional right to receive payment. In your response, please separately quantify the amounts that are subject to only the passage of time, the

completion of other items within a statement of work, other contractual billing requirements, and any other specific factor. Please refer to ASC 606-10-45.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction